

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 2, 2017

Mark S. Ashby
Chief Financial Officer
2500 Bee Cave Road
Building One, Suite 200
Rollingwood, Texas 78746

> **Re:** **EZCorp, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2016**
> **Filed December 14, 2016**
> **File No. 0-19424**

Dear Mr. Ashby:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products